Results of August 8, 2002 shareholder meeting

Approval of an Agreement and Plan of Reorganization between Putnam Emerging Markets Fund and Putnam International Growth Fund and the transactions contemplated thereby. In this merger, Putnam International Growth Fund will acquire all of the assets of Putnam Emerging Markets Fund in exchange for the issuance and delivery to Putnam Emerging Markets Fund of shares of beneficial interest of Putnam International Growth Fund and the assumption by Putnam International Growth Fund of all of the liabilities of Putnam Emerging Markets Fund.


		Shares Outstanding

Affirmative	5,726,178
Against		   420,327
Abstain		   254,338